TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

June 23, 2014

VIA EDGAR — FORM DEL AM

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4561

Re: Delaying Amendment for Tsakos Energy Navigation Limited

Registration Statement on Form F-3 (File No. 333-196839)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-196839) (the “Registration Statement”) filed by Tsakos Energy Navigation Limited (the “Registrant”) on June 17, 2014. Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, the following delaying amendment is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in Athens, Greece on June 23, 2014.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Stephen P. Farrell of Morgan, Lewis & Bockius LLP at (212) 309-6050.

Sincerely,

/s/ Paul Durham

Paul Durham

Chief Financial Officer

Tsakos Energy Navigation Limited